BY EDGAR	August 9, 2007

Ms. Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs:

Re:         Consonus Technologies, Inc.

Registration Statement on Form S-1

Filed on May 4, 2007

File No. 333-142635

On behalf of Consonus Technologies, Inc. (the “Company” or “CTI”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 8, 2007 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on May 4, 2007 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates a limited amount of other information, including the addition of financial information and financial statements for the first quarter ended March 31, 2007.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

General

1.                                      We note your disclosure that the parties to the merger and their majority stockholders have agreed to, among other things, provide a structure for a possible unwinding of the merger if an initial public offering does not occur prior to June 30, 2007. Please disclose this information prominently in the summary section and include appropriate risk factor disclosure advising investors of the impact that this provision may have on their investment.

The June 30, 2007 deadline has been extended by the parties until August 31, 2007. If investors purchase shares of common stock in the initial public offering, the precondition to the unwinding of the merger will not be satisfied. This provision only has an impact to the extent the initial public offering is not consummated prior to August 31, 2007. The Company advises that it will not proceed with the initial public offering as contemplated if the merger is unwound and therefore the company does not view this as a relevant risk to investors.

2.                                      We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented upon.

The Company acknowledges that it is required to include the price range and size of the offering prior to any distribution of any preliminary prospectus. The Company also acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

3.                                      Please provide us with clear copies of any graphics you intend to use for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided on the use of graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

The Company will provide the Staff with copies of its artwork, if any, prior to circulating any preliminary prospectuses and acknowledges that the Staff will need sufficient time to review the artwork.

Cover Page

4.                                      We note from your cover letter that there will be no public market for the Common Stock in the United States and that it is intended that the Common Stock will only be listed for trading on the Toronto Stock Exchange. Please disclose this information, including the anticipated trading symbol, if known, on the cover page.

The Company intends to list the common stock on the Toronto Stock Exchange (the “TSX”). Because application to list on the TSX has not been formally made, the Company is prohibited by applicable Canadian provincial securities laws from making a representation concerning such listing in the Registration Statement. The Company expects to submit such application in the near future and will, in a subsequent amendment to the Registration Statement, revise the disclosure to indicate the anticipated trading market for the common stock.

5.                                      Please help us understand the reasons for or factors affecting your decision to be listed for trading only on the Toronto Stock Exchange and not in the United States. In this regard, it appears that Consonus has a limited nexus with Canada before this offering. Tell us with a view to disclosure whether there are any material differences regarding the requirements for initial and continued listing on the Toronto Stock Exchange versus an exchange in the United States of which investors should be aware.

Although the Company’s operations are in the United States, the Company has made a strategic business decision to list on the TSX. The Company believes that its size and profile make the TSX a more appropriate market on which to list its common stock. The Company believes that the Canadian market currently has an undersupply of quality public information technology service providers in which to invest, thus creating an opportunity for the Company to acquire market visibility. The Company does not believe that there are any material differences regarding the requirements for initial and continued listing on the TSX versus an exchange in the U.S. of which investors should be aware.

Third Party and Management Information, page ii

6.                                      We note your disclosure that industry and market data obtained through your research, survey and studies conducted by third parties and industry and general publications are used throughout the prospectus. You then state that you have not independently verified the data. It is unclear from your statement that you “believe internal company surveys are reliable and market definitions are appropriate” whether you are referring to all of the industry and market data presented in the prospectus or to only a subset of the information presented.

Please advise or revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

The Company has revised the disclosure in response to the Staff’s comment.

Prospectus Summary, page 1

7.                                      Please provide support for your statements both here and in the business section that you are a “leading provider of IT infrastructure, data center solutions and related managed services to the growing small and medium size business market in the United States.”  Consider whether you should also disclose here that you are currently located in markets on the East coast of the United States and that your plans for geographic expansion are focused solely on the Southwest, Midwest and the West Coast of the United States.

The Company has revised the disclosure in response to the Staff’s comment.

8.                                      We note your assertion that you believe the merger will create benefits and synergies including “new services and solutions.”  Please expand to clarify, if true, that you have new services solutions currently under development and expect to release them within the next 12 months.

The Company has revised the disclosure in response to the Staff’s comment.

9.                                      Please expand this section to include a brief discussion of the STI merger and the reasons for offering/listing your securities in Canada. With regard to your corporate history, consider including a timeline or other device that will help investors to understand the historical background of your company.

The Company has revised the disclosure in response to the Staff’s comment. The Company will include disclosure regarding the reasons for offering and listing its securities in Canada following the completion of the Company’s listing application to the TSX. Disclosure of such information prior to the submission of the Company’s listing application to the TSX would violate applicable  Canadian securities laws.

10.                               Please briefly describe the “STI-provided IT solutions” you refer to on page 1. It is unclear from the summary what solutions you are referring to when you refer to CAC and STI or what additional capabilities were attained with the STI merger.

The Company has revised the disclosure in response to the Staff’s comment.

Summary, Financial Information, page 6

CAC, page 7

11.                               Results of operations should be presented in accordance with GAAP. Revise to separately present the results of operations of the predecessor company (Consonus, Inc.) and successor company (Consonus Acquisition Corp.) for 2005.

The Company has revised the disclosure in response to the Staff’s comment.

CTI, page 8

12.                               Revise to present columnar format consistent with that disclosed on page 44. Inclusion of unaudited pro forma results of operations should be accompanied by an explanation of the transaction depicted by the unaudited pro forma results of operations and should present the relevant footnote references for any adjustments reflected therein.

The Company has revised the disclosure in response to the Staff’s comment.

Risk Factors, page 9

13.                               Please review the risk factor subheadings to ensure that each clearly states the risk arising from the set of facts you describe. For instance, the risk factor on page 19 that reads “The proposed use of the net proceeds of the offering represents the Company’s current best estimate of the expected use of the funds” does not clearly state the associated risk. Similarly, what specific risk is evident in the statement on page 16 that “We are at risk of not filling available data center capacity”?

The Company has revised selected subheadings throughout the “Risk Factor” section in response to the Staff’s comment.

We are highly dependent on third-party service and technology providers, page 12

14.                                 We note your disclosure on page 12 that you are “highly dependent on third-party service and technology providers” such as Sun Microsystems, Symantec Corporation, BMC Software Inc., and Network Appliance, Inc.; however, we are unable to locate any related contractual agreements filed as exhibits to the registration statement. To the extent you have contractual agreements with any of these entities, they should be filed as exhibits to the registration statement to the extent that you are substantially dependent upon the relationship. See Item 601(b)(10) of Regulation S-K. Also, ensure that you discuss in the business section the material terms of your relationships with the vendors on whom you are highly dependent.

The Company advises the Staff that it has reviewed the provisions of the Item 601(b)(10) of Regulation S-K with respect to its arrangements with Sun Microsystems, Inc., Symantec Corporation, BMC Software Inc., and Network Appliance, Inc. The Company has determined that certain contracts with Sun Microsystems, Inc. and Symantec Corporation are material contracts which are required to be filed as exhibits to the Registration Statement. The Company will seek confidential treatment for certain price sensitive information contained in those agreements. Redacted versions of the agreements have been filed as exhibits to the Registration Statement.

The Company has determined that its agreements with BMC Software Inc. and Network Appliance, Inc. which are governed by a number of individual contracts which relate to several of the Company’s services, the terms of which differ from contract to contract, are not required to be filed as exhibits to the Registration Statement because they are ordinary course agreements, none of which the Company is “substantially dependent” on. Pursuant to Item 601(b)(10)(ii) of Regulation S-K, to the extent that a material contract is made in the ordinary course of business, it is not required to be filed as an exhibit to a registration statement unless it falls within one of a limited number of categories outlined in subclause (A), (B), (C) or (D). None of the contracts between the Company and each of BMC Software Inc. and Network Appliance, Inc. fall within such categories.

In response to the Staff’s comment, the Company has included a subsection entitled “Contracts” in the “Business” section on pages 34 and 35 and has summarized the material terms of its relationships with the vendors on whom it is highly dependent.

We are subject to restrictive debt covenants that impose operating and financial restrictions, page 13

15.                               Please expand to briefly describe the financial covenants that caused both CAC and STI to fall out of compliance with the respective credit facilities and include a cross-reference to the liquidity and capital resources section where the financial covenants should be discussed in material detail. Please ensure that all material debt agreements are filed as exhibits to the registrations statement.

The Company has revised the disclosure in response to the Staff’s comment and filed all material debt agreements as exhibits to the Registration Statement.

Our Business, page 21

16.                               You make several references to the fact that the merger with STI “significantly expanded” your breadth of offerings and geographic footprint. To provide contextual background to this claim, please expand to describe quantitively the growth you experienced subsequent to the merger with regard to these aspects of your businesses as well as other aspects such as customer base, facilities, etc., as appropriate.

The Company has revised the disclosure in response to the Staff’s comment.

17.                               Provide support for your claims that there are over six million small and medium sized businesses in the United States and there is a growing trend to outsource data center-related infrastructure and managed services to third-party providers. In addition, it would appear that the relevant potential market would be the number of small and medium size business requiring or potentially requiring data center outsourcing and IT infrastructure as opposed to all small and medium sized businesses in the United States. Please advise or revise.

According to the United States Census Bureau, there are approximately six million businesses in the United States, 99% of which employ less than 500 employees. The Company recognizes however that it cannot realistically target all of these small to medium sized businesses. For example, the Company chooses not to target “micro-sized” firms, such as firms with less than five employees. Overlaying this fact with additional internal market analysis of our geographic reach, the Company believes there are approximately 200,000  small to medium sized businesses, which require or potentially require our data center outsourcing and IT infrastructure services.

The Company will supplementally provide the Staff under separate cover a copy of the Merriman Curhan Ford & Co., Standard & Poors, and Cowen and Company reports which support the statements in the prospectus that there is a growing trend to outsource data center-related infrastructure and managed services to third-party providers. The reports are available to persons who subscribe to the services of these companies.

18.                               Please indicate a discussion of your experiences with integrating the four acquisitions to date. To the extent you have experienced or are experiencing currently any difficulties with the prior acquisitions, they should be discussed.

The Company has revised the disclosure in response to the Staff’s comment.

Customers, page 27

19.                               We note your reference to STI as “our predecessor entity”. Disclosure throughout your filing indicate that the January 22, 2007 transaction was a business combination, that is, the acquisition of STI by CAC, wherein STI was not considered the predecessor entity for financial reporting purposes. Please explain your use of the term “predecessor entity” to describe STI or revise accordingly.

The Company has revised the disclosure in response to the Staff’s comment.

Our History, page 32

20.                               Similarly, we note your reference to CAC as “our predecessor” whereas throughout the prospectus it is described as the successor company. Please advise or revise.

The Company has revised the disclosure in response to the Staff’s comment.

21.                               Tell us how you considered the guidance in paragraphs 16-18 of SFAS 141 in determining that CTI was the acquirer of STI. Specifically, address each of the factors outlined in paragraph 17 of SFAS 141.

In connection with the acquisition of STI, the Company analyzed the guidance of SFAS 141, specifically paragraphs 16 to 18, in determining that CTI was the acquirer of STI for purposes of performing the purchase price allocation. The guidance in SFAS 141 notes that judgment is required in determining the accounting acquirer and all pertinent facts and circumstances must be considered. Based on this detailed analysis, the Company concluded that CTI, formerly CAC, was the acquirer primarily due to the fact that its shareholders own the majority of the outstanding shares of common stock of the combined business and the CAC shareholders had the ability to appoint the majority of the CTI board of directors. The table below summarizes the entity each factor points to as the acquirer. The discussion following the table briefly summarizes the facts and circumstances specified by SFAS 141:

Facts and Circumstances	Entity

Entity that distributes cash or other assets or incurs liabilities (Par. 16)	Not Applicable

Consider the relative Voting Rights in the Combined Company (Par. 17a)	CTI

Consider the Existence of any Large Minority Voting Interests (Par. 17b)	CTI

Consider the Composition of the Board of Directors of the Combined Company (Par. 17c)	CTI

Consider the Composition of Senior Management of the Combined Entity (Par. 17d)	CTI

Consider the Terms of the Share Exchange (Par. 17e)	CTI

Acquisitions that involve more than two entities (Par. 18)	Not Applicable

The acquisition was consummated through an exchange of CTI common stock whereby CAC and STI shareholders received approximately 65 and 35 percent of the total shares of common stock, respectively. As such, the Company believes that the guidance in paragraph 16 is not applicable since the STI Merger was not consummated solely through the distribution of cash or other assets. Further, the Company believes that the guidance in paragraph 18 is not applicable since the business combination did not involve more than two entities. Each of the factors outlined in paragraph 17 and a summary of the evaluation performed by management are summarized in further detail below:

(a)                               The relative voting rights in the combined entity after the combination — all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.

In connection with the acquisition, existing stockholders of CAC received 65% of the common stock in the combined entity. This fact supports management’s conclusion that CAC is the acquiring entity since its stockholders control CTI through their voting rights.

(b)                               The existence of a large minority interest in the combined entity when no other owner or organized group of owners has a significant voting interest — all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

As the majority stockholder of CAC, Knox Lawrence International, LLC (“KLI”) owned substantially all of the CAC common stock prior to the STI Merger. As the majority stockholder of CAC, KLI received the majority interest in the combined CTI entity. This fact also supports management’s conclusion that CAC is the acquiring entity since the KLI ownership interest represents the largest voting interest in the combined entity.

(c)                                The composition of the governing body of the combined entity — all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

The CTI Board of Directors consists of nine members. Pursuant to the terms of the Merger Agreement, KLI elected six members to the Board of Directors, including the Chairman. Stockholders of STI elected two members, and one member was mutually agreed upon by both STI and KLI. The composition of the Board of Directors supports the conclusion that CAC is the acquiring entity since its stockholders had the ability to appoint the majority of the Board of Directors.

(d)                               The composition of the senior management of the combined entity — all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, and those divisional heads reporting directly to them, or the executive committee, if one exists.

The Chairman of the Board of Directors is a managing principal of KLI, the majority stockholder of CAC. The Chief Executive Officer (“CEO”) of the combined entity is the former CEO of STI and the Chief Financial Officer (“CFO”) of the combined entity is the former CFO of CAC. However, STI representatives, form the majority of the remaining members of the serving management team. Specifically, three members of the remaining serving management team are former officers of STI, one is a former officer of CAC and one was hired two months prior to the STI Merger. While five of the nine members of senior management are representatives of STI, the Company concluded that the three executive level positions are the primary decision makers. As such, the Company concluded that the composition of senior management indicates that CTI is the acquiring entity since CTI representatives serve in two of the three executive level positions.

(e)                                The terms of the exchange of equity securities — all else being equal, the acquiring entity is the combining entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Based on discussions with investment bankers and negotiations between the two entities in connection with the STI Merger, management concluded that CTI paid a premium over the market value of the equity securities of the STI entity given its significant level of outstanding indebtedness and other liabilities.

Use of Proceeds, page 35

22.                               We note your disclosure that, in addition to debt repayment, you intend to use the proceeds for “sales and marketing, research and development, working capital and other general corporate purposes.”  We further note from your disclosure that you have not determined an apportionment of the proceeds. It appears from the rest of your prospectus disclosure that an investor could reasonably assume that you have performed studies and made preliminary decisions with respect to the best use of capital resources. A discussion of the approximate amounts intended to be used for each purpose you list is appropriate. Please revise accordingly.

The Company advises that it is currently working with its underwriter to determine the price and value of the offering and will disclose the apportionment of the proceeds in a subsequent amendment to the Registration Statement.

Selected Financial Information, pages 39 and 40

23.                               Results of operations should be presented in accordance with GAAP. Revise to separately present the results of operations of the predecessor company (Consonus, Inc.) and successor company (Consonus Acquisition Corp.) for 2005. Explain why you believe that Consonus, Inc. is your predecessor company instead of Gazelle Technologies, Inc. (“Gazelle”). You disclose that Gazelle was acquired on May 2, 2005 that is prior to Consonus, Inc. acquisition. Describe the activities of Gazelle as of and prior to its acquisition. Provide a summary of financial information for Gazelle for 2004 and 2005 thru the date of acquisition. In addition, tell us how the acquisition of Gazelle was recorded in your financial statements. Indicate whether the contributed capital in connection with asset acquisition is being recorded for this transaction. See your page F-5. Tell us why you have not provided audited financial statements for Gazelle under Rule 3-05 of Regulation S-X.

The Company has revised the disclosure of the results of operations in response to the Staff’s comment.

The Company advises that the Gazelle transaction is more fully described in Note B to the Consonus Acquisition Corp. financial statements included in the Registration Statement. As disclosed in Note B, Gazelle, which was incorporated on April 13, 2005, was also controlled by KLI. Gazelle’s merger with CAC was recorded at historical costs as of the date of Gazelle’s incorporation because CAC and Gazelle were controlled by KLI. The activities of Gazelle prior to the merger with CAC were research and development costs. The contributed capital was recorded as described in Note B. As Gazelle was not incorporated in 2005, there are no prior financial statements to be audited. Based on the foregoing, the Company believes that the existing disclosure is adequate.

Unaudited Pro Forma Condensed Consolidated Financial Data

24.                               We note your references here, and elsewhere in the registration statement, to independent third-party appraisers. Revise to name the third-party appraisers and include the experts’ consent pursuant to Rule 436(b) of Regulation C. Alternatively, remove all references to third-party appraisers.

The Company has revised the disclosure to remove the references to third-party appraisers in response to the Staff’s comment.

25.                               Revise all titles in this section to clearly identify their unaudited nature. That is, the titles should refer to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, Unaudited Pro Forma Condensed Consolidated Statement of Operations and the Unaudited Notes to Pro Forma Condensed Consolidated Financial Statements.

The Company has revised the disclosure in response to the Staff’s comment.

Pro Forma Condensed Consolidated Balance Sheet, page 43

26.                               The pro forma information, including your footnotes, should be completed in your next amendment. We may have further comments once the pro forma financial information has been fully provided.

The Company acknowledges that the pro forma information needs to be completed prior to any distribution of any preliminary prospectus and will do so when the price range and size of the offering are determined. The Company also acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

27.                               Relocate all adjustments related to this offering to a separate column to the right of the Pro Forma balances related to the business combination. That is, you should present an intermediate subtotal after acquisition-related adjustments and before adjustments F, H, I, J, and K, which are related to the proposed offering.

The consolidated balance sheet of CTI as of March 31, 2007, reflects the purchase accounting related to the acquisition of STI. As such, it is no longer necessary to include pro forma acquisition related adjustments in the pro forma balance sheet. The only adjustments in the March 31, 2007 pro forma balance are those related directly to this offering.

28.                               Tell us how you will determine the fair value of your deferred revenue that is being acquired. Describe how your accounting will comply with EITF 01-3. Also, we refer you to EITF 04-11.

As part of the allocation of the purchase price, the Company estimated the fair value of the acquired deferred revenue and prepaid data center services costs in accordance with SFAS 141 and related literature, including EITF 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree” and EITF 04-11, “Accounting in a Business Combination for Deferred Postcontract Customer Support Revenue of a Software Vendor”. This guidance requires the acquiring entity to recognize a legal performance obligation related to a revenue arrangement of an acquired entity and assign an amount to that liability based on its fair value at the date of the acquisition. The Company engaged a third-party valuation specialist to determine the fair value of the acquired deferred revenue, which has been reflected in the purchase price allocation.

Pro Form Condensed Consolidated Statement of Operations, page 44

29.                               Revise to include the pro forma adjustment and subtotal related to the income tax expense (benefit) described in Note 4(4).

The Company acknowledges that the pro forma adjustment and subtotal related to the income tax expense (benefit) needs to be completed prior to any distribution of any preliminary prospectus and will do so when the price range and size of the offering are included. The Company also acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

30.                               Revise to present pro forma consolidated income (loss) per share and diluted net income (loss) per share.

The Company acknowledges that the pro forma consolidated income (loss) per share and diluted net income (loss) per share needs to be completed prior to any distribution of any preliminary prospectus and will do so when the price range and size of the offering are included. The Company also acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sources of Revenue, pages 49-50

31.                               We note that you have combined your discussion of revenue reported under IT infrastructure solutions and IT infrastructure services under the heading IT infrastructure services and solutions. Management’s Discussion and Analysis should address the historical categories and line items reported in the financial statements included in the filing. Rule 5-03.1 of the Regulation S-X requires the separate presentation of tangible products and services and Rule 5-03(b) requires corresponding separation of cost of sales in the same manner. Revise your discussion in MD&A to address the presentations contained in your historical financial statements.

The Company has revised the disclosure in response to the Staff’s comment.

Significant Accounting Estimates and Policies

Revenue Recognition, page 52

32.                               We note that you refer readers to the discussion of your revenue recognition policies under the heading “Sources of Revenue.”  Revise to more fully describe your revenue recognition policies in the context of the accounting literature applied, including a discussion of estimates that involve a high degree of judgment and complexity. Describe the methodology underlying each critical accounting estimate, the assumptions that are about highly uncertain matters and other assumptions that are material. Please note that discussion in this section is meant to supplement, not duplicate, the description of accounting policies in the footnotes to the financial statements.

The Company has revised the disclosure in response to the Staff’s comment.

Stock-Based Compensation, page 53

33.                               Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested instruments based on the difference between the estimated IPO price and the exercise price of the instruments outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

The Company has revised the disclosure in response to the Staff’s comment.

34.                               With regard to your determination of the fair value of the underlying shares, tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to disclose the following information related to issuances of equity instruments:

•                  Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions;

•                  Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighing and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

The Company directs the Staff to the response to comment 53 for specifics on the methodology used in determining the fair value for the underlying CAC shares for stock based awards.

Since the beginning of 2003, STI has engaged an independent third party expert to prepare contemporaneous valuations of its common stock based on management assumptions for purposes of determining the exercise price of its stock options. Among other factors, the valuation analysis considered all elements of valuation listed in the Internal Revenue Service Ruling 59-60, which generally outlines the valuation of closely held companies.

In addition to the stock based awards issued by the Company in response to comment 53, the Company advises that STI issued stock option grants in the one year prior to the closing of the STI Merger. The fair value of the underlying shares of common stock issued for these option grants was determined by the Company using the estimated value associated with the merger of

CAC and STI, which was based on valuation assumptions determined by management and the board of directors of both companies. As a result of this analysis, management and the Board of Directors estimated the fair value of the STI common stock at approximately $9.46 per share during 2006. In connection with the purchase price allocation performed as a result of the STI Merger, the Company engaged a third party expert to perform a valuation of the combined CTI common stock as of January 22, 2007 based on management’s assumptions, which resulted in an estimated fair value per share of $6.67. For purposes of estimating the fair value of the stock options granted during the year ended December 31, 2006 in its Black Scholes model, management used the estimated fair value per share of $9.46 since it represented the Company’s best estimate of fair value, based on available information, at the date of grant.

The Company has revised the disclosure in response to the Staff’s request.

The Company is currently working with its underwriter to determine the price and value of the offering and will disclose the significant factors contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance in a subsequent amendment to the Registration Statement. The Company also acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

Results of Operations

Year Ended December 31, 2005 Compared to Year ended December 31, 2006

CAC, page 56

35.                               We note your presentation here, and on page 60, of the combined results for the predecessor and successor entities for 2005 in a single measure, and your narrative discussion of these amounts. Tell us, in detail, the reasons why you believe that this presentation is sufficiently meaningful to outweigh the potential limitations of an analysis of entities having different cost basis in net assets and why a presentation different from that included in the audited financial statements is warranted.

The Company believes that the presentation allows the reader to compare a full year period to a full year. The Company has included the sum of the parts from the audited financial statements. The operations of the business did not change substantially due to the acquisition. Without a full year presentation, the Company believes that it is difficult to understand what happened to the operations of the business.

The Company understands that the disclosure from an interest expense standpoint has limitations due to a different cost basis in net assets. However, the Company has fully explained those differences in its analysis.

Cash Flow for the Years Ended December 31, 2006 and 2005 and Cash Flows for Years Ended December 31, 2005 and 2004, page 64

36.                               We note that your disclosures surrounding operating cash flows merely enumerate the various line items presented as reconciling items from the face of the statement of cash flows. Revise to provide a discussion of the underlying drivers (e.g. amounts of cash receipts from customers, amounts of cash payments to suppliers, etc.) of changes in operating cash flows. Refer to Item 303 of Regulation S-K and Section of Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350).

The Company has revised the disclosure in response to the Staff’s comment.

Management, page 68

37.                               We note that you state that “[i]n accordance with applicable Canadian securities laws, the board of directors of the Company have determined that each of the Audit Committee members is independent and financially literate.”  Please clarify whether the reference to Canadian securities laws encompass the standards set forth by the Toronto Stock Exchange.

The Company confirms that the reference to Canadian securities laws encompasses the standards set forth by the Toronto Stock Exchange. The Toronto Stock Exchange has adopted the corporate governance practices implemented under Canadian securities laws.

Compensation Committee Interlocks and Insider Participation, page 76

38.                               Please provide the information required by Item 407(e)(4) of Regulation S-K. Specifically, name the members of the compensation committee who served during the last completed fiscal year or, if no compensation committee was formed, identify each officer and employee or any former officer who, during the last completed fiscal year, participated in deliberations of the board of directors concerning executive officer compensation.

The Company has revised the disclosure in response to the Staff’s comment.

The Company was incorporated in October 2006 for the purposes of acquiring CAC and STI. Prior to the effective date of the STI Merger which occurred on January 22, 2007, the Company had no operations. The Company did not have a compensation committee, or other board committee performing equivalent functions, for the last completed fiscal year. The Company’s board of directors in the last completed fiscal year consisted of Nana Baffour, Michael G. Shook, William M. Shook and Justin Beckett. The remaining directors were appointed at the closing of the STI Merger. As disclosed in the Company’s compensation discussion & analysis, the Company, as a newly formed entity, did not pay any executive compensation and did not adopt any executive compensation programs prior to the completion of the STI Merger.

Additionally, neither STI nor CAC had compensation committees, or other board committees performing equivalent functions, for the last completed fiscal year. In 2006, Michael G. Shook, CEO and largest stockholder of STI, participated in deliberations of the board of directors of STI concerning executive officer compensation. In 2006, KLI, the stockholder of CAC, established executive officer compensation for officers of CAC. Other than as disclosed, no other officers of STI or CAC participated in deliberations concerning executive officer compensation.

39.                               We note that Justin Beckett is identified as having had a relationship with the company requiring disclosure under Item 404 relating to related party transactions. The information concerning the Item 404 transactions with members of the compensation committee must be provided under this header, as required by Item 407(e)(4)(i)(C) of Regulation S-K. See Section III of the SEC Release 33-6099. We will not object to a cross-reference from the Certain Relationships section that refers to the information under the interlocks heading.

The Company has revised the disclosure in response to the Staff’s comment.

Compensation Discussion and Analysis, page 76

40.                               We note that you have provided compensation discussion and analysis information for the combined company, Consonus Technologies, on a going-forward basis only. Please revise the compensation discussion and analysis to provide the information required by Item 402(b) of Regulation S-K as it relates to the compensation paid to the named executive officers of STI and CAC in 2006, which is reflected in the compensation tables you provided. See Instruction 2 to Item 402(b) regarding both the relationship between the compensation discussion and analysis and the information contained in the tables as well as actions regarding executive compensation taken after the fiscal year end of Consonus Technologies, such as the forgiveness of the loans to Messrs. Shook in 2007. See also Section II. B. 1 of Release No. 33-8723A that states that “The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it.”

The Company was incorporated in October 2006 for the purposes of acquiring CAC and STI. As such, CTI had no operations and nominal assets and did not pay any executive compensation or adopt any executive compensation programs for 2006. The compensation amounts for 2006 presented in the summary compensation tables reflect amounts paid by each of STI and CAC to their respective named executive officers. The Company advises that STI’s and CAC’s compensation programs and philosophies will not be indicative of future compensation programs that the Company intends to implement in respect of its named executive officers or on a going forward basis. For this reason, the Company respectfully submits that a discussion of the historic compensation of our component companies is of little or no value to prospective investors. As such, the Company’s compensation discussion and analysis disclosure is based on the Company’s compensation philosophy going forward.

As companies whose shares have never been publicly traded on an established securities market, STI’s and CAC’s compensation philosophies and programs were specifically designed to incentivize management to achieve short and long term performance goals that such companies’ shareholders established with the goal of making the companies attractive candidates for a public offering or other strategic transaction. Going forward, the Company’s compensation programs will be weighted towards performance-based compensation, with particular emphasis on equity-based compensation, as currently disclosed in the Company’s compensation discussion and analysis.

41.                               We note disclosure on page 77 that one of the primary objectives of the compensation committee is to align the incentives of the executives with stockholder value creation. Please expand your disclosure to indicate how your executive compensation programs will be, or have been, designed to do this.

The Company has revised the disclosure in response to the Staff’s comment.

42.                               Please revise to identify the benchmark as well as the “comparable public companies” to which you refer that comprise the component companies of the benchmarking group. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment.

43.                               Please expand the discussion on page 77 regarding how you establish base salary. Your disclosure that salaries are based on each individual’s job responsibilities and contribution while taking into account comparable compensation levels and that adjustments to salaries may occur in the future does not convey how you determine the amount to be paid or what the individual performance objectives are. See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment.

44.                               The employment agreement with Michael Shook, filed as exhibit 10.14, states the base salary and other benefits he will receive and states in paragraph 4(d) that his incentive compensation “shall be no less than the compensation set forth in Exhibit B.” Please revise the CD&A discussion to include quantitative disclosure regarding the compensation amounts, including minimum bonuses, payable to the named executive officers.

The Company has revised the disclosure in response to the Staff’s comment.

45.                               The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Release No. 33-8732A. In this regard, we note some disparity between the Shook’s compensation and that of the other named executive officers. Given this, we would expect to see a more detailed discussion of how and why the Shook’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those relating to other officers, this should be discussed on an individualized basis.

The Company has revised the disclosure in response to the Staff’s comment.

46.                               We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation. Please discuss the specific items of company performance and individual objectives used to determine incentive amounts, how your incentive awards are specifically structured around such performance goals and individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v)-(vii). Finally, to the extent that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 420(b) of Regulation S-K.

The Company has revised the disclosure in the Registration Statement to include a quantitative discussion of the targets to be achieved in order for each of Mr. Michael G. Shook and Mr. William M. Shook to realize their annual performance-based incentive compensation. The Company has also disclosed the necessary targets to be achieved in order for Mr. Daniel S. Milburn and Mr. Robert Muir to realize their annual incentive bonus based upon the achievement of certain quarterly financial and annual focus area goals.

47.                               Please clarify the role of the chief executive officer in conferring with the Chairman of the Board and the Compensation Committee regarding his own compensation. See Item 402(b)(2)(xv) of Regulation S-K.

The Company has added disclosure in response to the Staff’s comment.

Summary Compensation Table, page 81

48.                               Please provide a narrative description of any material factors necessary to an understanding of the summary compensation table and grants of plan-based awards table. For example, please discuss how the bonuses were calculated for the named executive officers of STI and CAC. See Item 402(e) of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment.

Principal and Selling Stockholders, page 99

49.                               Please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. Ensure that you include a materially complete description of all of the material relationships KLI and Michael Shook have had with Consonus or its predecessors or affiliates within the past three years.

In accordance with Item 507 of Regulation S-K, the Company has disclosed the selling stockholder information in Footnote 1 of the Principal and Selling Stockholders table at pages 99 to 100. The Company has also included in this table the amount of the securities of the class owned by each selling stockholder prior to this offering. Certain amounts such as over-allotments and the percentage of the class of securities to be owned by each of the selling stockholders after the completion of this offering will be disclosed in a subsequent amendment to the Registration Statement. Additionally, in accordance with Item 507 of Regulation S-K, the Company has disclosed the nature of any position, office or other material relationship which each of the selling stockholders has had within the past three years with the Company or any of its predecessors or affiliates.

Certain Relationships and Related Transactions, page 102

50.                               Please revise this section to describe in clear terms the interest of KLI in each of the transactions, as appropriate. Consider whether tabular disclosure would be useful to investors in understanding the various transactions at a glance.

The Company has revised the disclosure in respect of KLI, as appropriate, in response to the Staff’s comment. Other than as disclosed in this section, the Company advises the Staff that KLI had no other interest in each of the transactions to which it was a party.

Where You Can Find More Information, page 120

51.                               Please expand your disclosure to clarify your statement that because you are not listing your common stock on a U.S. stock exchange, you “may not be subject to such SEC reporting requirements in the future.”

The Company has removed the disclosure in response to the Staff’s comment.

Audited Financial Statements of Consonus Acquisition Corp.

Notes to Consolidated Financial Statements

Note H – Stock-Based Compensation, page F-16

52.                               Tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

The Company first initiated informal discussions with underwriters in August 2006. The Company is currently working with the underwriter to determine the IPO price and the estimated price range for the Company’s common stock which will be disclosed in a subsequent amendment to the Registration Statement.

53.                               Provide us with the following information in chronological order for all equity related transactions for the one year period ended December 31, 2006 and through the date of your response, including shares issued in connection with the STI merger:

•                                          The nature and type of equity instrument;

•                                          The date of grant/issuance;

•                                          Description/name of the option or equity holder;

•                                          The reason for the grant or equity related issuance;

•                                          The number of options or equity instruments granted or issued;

•                                          The exercise price or conversion price;

•                                          The fair value of underlying shares of common stock;

•                                          Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discount, minority discounts, etc.;

•                                          The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and

•                                          The amount and timing of expense recognition.

•                                          Indicate for each option grant or equity related transaction what valuation methodology was used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The following information in chronological order is presented for all equity related transactions for the one year period ended December 31, 2006 including shares issued in connection with the STI Merger:

May 31, 2006

In connection with Mr. Daniel Milburn’s (Chief Operating Officer of CAC) employment agreement dated May 31, 2005, Mr. Milburn was awarded up to 3.5% of the common stock of CAC over a three year vesting period as follows:

• 0.75% after year 1

• 1.00% after year 2

• 1.75% after year 3

The stock is issued based on the vesting schedule and does not have an exercise or conversion price. Mr. Milburn was awarded this stock as incentive compensation.

The expense is being recognized over time based on the vesting schedule and is based on the purchase price paid by KLI to purchase the assets of Consonus, Inc. which was completed on May 31, 2005. The compensation was valued at this date as vesting was tied to continual service. The value per share was approximately $524 on May 31, 2005. If the value per share was restated to account for the conversion rate in the STI Merger, the price per share would be approximately $0.95 per share. On May 31, 2006, the shares attributed to the year 1 of vesting were issued which amounted to 44 shares of common stock of CAC.

June 30, 2006

In connection with Mr. Robert Muir’s (Chief Financial Officer of CAC) employment letter dated May 22, 2005, Mr. Muir was awarded up to 1.5% of the common stock over a three year vesting period as follows:

• 0.25% after year 1 of anniversary of employment start date (June 30, 2005)

• 0.50% after year 2

• 0.75% after year 3

The stock is issued based on the vesting schedule and does not have an exercise or conversion price. Mr. Muir was awarded this stock as incentive compensation.

The expense is being recognized over time based on the vesting schedule and is based on the purchase price paid by KLI to purchase the assets of Consonus, Inc. which was completed on May 31, 2005. The compensation was valued at this date as vesting was tied to continual service. The value per share was approximately $524 on May 31, 2005. If the value per share was restated to account for the conversion rate in the STI Merger, the price per share would be approximately $0.95 per share. On June 30, 2006, the shares attributed to the year 1 of vesting were issued which amounted to 15 shares of common stock of CAC.

July 8, 2006

In connection with Mr. Justin Beckett’s (Advisory Board Member of CAC) consulting agreement dated July 8, 2005, Mr. Beckett was awarded 1.0% of the common stock over a three year vesting period as follows:

• 0.50% after year 1

• 0.50% after year 2

The stock is issued based on the vesting schedule and does not have an exercise or conversion price. Mr. Beckett was awarded this stock as incentive compensation.

The expense is being recognized over time based on the vesting schedule and is based on the purchase price paid by KLI to purchase the assets of Consonus, Inc. which was completed on May 31, 2005. The compensation was valued at this date as vesting was tied to continual service. The value per share was approximately $524 on May 31, 2005. If the value per share was restated to account for the conversion rate in the STI Merger, the price per share would be approximately

$0.95 per share. On July 8, 2006, the shares attributed to the year 1 of vesting were issued which amounted to 29 shares of common stock of CAC.

October 1, 2006

In connection with a consulting agreement, Marakon Associates was awarded 66 shares of common stock of CAC based on work that they had performed through September 30, 2006. This work was to assist the Company in preparing the prospectus and was combined with a cash portion also. The shares did not have an exercise or conversion price. The value of the shares was computed based on a valuation performed by a third-party valuation specialist and valued the CAC stock at $1,230 per share. If the value per share was restated to account for the conversion rate in the STI Merger, the price per share would be approximately $2.23 per share.

December 31, 2006

An additional 85 shares of common stock of CAC were eligible to be awarded to Marakon Associates on December 31, 2006 based on the work that they performed in the October through December 2006 timeframe. These shares are expected to be issued just prior to the offering. The shares did not have an exercise or conversion price. Again, the value of the shares was computed based on a valuation performed by the same third-party valuation specialist and valued the stock at $1,606 per share. The value of the share price increased from September 30, 2006 due to the continual growth of the business and also the signing of a new significant revenue contract in December 2006. If the value per share was restated to account for the conversion rate in the STI Merger, the price per share would be approximately $2.91 per share.

The fair value estimates of the third party valuation specialist as of September 30, 2006 and December 31, 2006, employed two valuation methodologies: the Income Approach and the Market Approach. The valuation engagement was completed in March 2007; therefore, these valuations would be categorized as “retrospective” valuations. However, as part of the valuation process, care was exercised to ensure that the valuation analyses reflected the business conditions and expectations as of each valuation date and did not include any bias resulting from subsequent events.

The fair value estimates for the valuation as of September 30, 2006 and December 31, 2006 do not include any specific adjustments to reflect discounts for lack of liquidity/marketability. A discount for lack of control was employed due to the fact that there not disproportionate returns that accrue to controlling shareholders. A discount for lack of liquidity/marketability was not employed due to the relative short time periods between the valuation dates and the date of the anticipated liquidity event.

December 2006

During December 2006, KLI contributed $700,000 of capital to CAC. They were awarded 66 shares of common stock of CAC. They were only awarded shares for a portion of the contribution that they made per an agreement with other shareholders.

January 22, 2007

In connection with the STI Merger, the agreement of the preferred shareholder allowed them to convert their preferred shares into common stock of CAC to the equivalent of 3% of the fully diluted common stock of CAC. This amounted to 177 shares of common stock of CAC which was converted to 97,599 shares of common stock of CTI. As part of this conversion, the approximate historical value of the preferred stock of $176,000 was transferred to additional paid-in capital.

As part of the STI Merger, the Company also issued 1,144,181 shares of CTI common stock, 347,271 of warrants to purchase CTI common stock, and 258,542 stock options to purchase common stock of CTI to STI shareholders. The CTI stock was valued at $6.67 per share based on a valuation by a third party valuation specialist and was allocated to additional paid in capital and warrants.

The valuation performed by the third-party valuation specialist was contemporaneous (final report issued in June 2007 as compared to a January 2007 valuation date) and utilized the income and market approaches. As part of their analyses, the specialist valued CTI on a minority, non-marketable basis. The DCF method was assumed to include minority cash flows, so no minority discount was applied. The market approach yielded minority basis conclusions since it is based on the trading prices of individual shares of guideline company stock. Both approaches utilize a 5% discount for lack of marketability, which is based on the put option methodology.

Both approaches were assumed to yield minority value conclusions, so they utilized a marketability discount to bring both to a non-marketable basis.

Post-STI Merger

In addition, CTI adopted an incentive compensation plan (2007 Equity Plan) on December 15, 2006. The 2007 Equity Plan provides for the issuance of a variety of stock-based awards that may be granted to executives officers, employees and consultants. The pricing, vesting, and other terms of the equity instruments are at the discretion of the board. A total of 550,000 shares of common stock are reserved for issuance under the 2007 Equity Plan, of which 200,000 restricted shares of common stock and 212,450 deferred shares of common stock were issued on January 22, 2007, of which 195,800 are currently outstanding.

The 200,000 restricted common stock awards vest over a three year period with 66.66% vesting in the first year and 16.67% vesting in the second and third year. There are no performance requirements attached to the vesting. Under FAS 123R, the Company recognized $165,667 of compensation expense for the quarter ending March 31, 2007. For purposes of the calculation, zero % attrition and 100% vesting attainment was used for these awards.

The 212,450 deferred common stock awards vest evenly over a three year period with the vesting tied to performance criteria, as well as continued service. At March 31, 2007, 195,800 shares of the deferred stock granted remained outstanding with the remaining 16,650 shares forfeited during the quarter. Under FAS 123R, the Company recognized $78,457 in compensation expense for the quarter ending March 31, 2007. For purposes of the calculation, a 5% attrition rate and 90% vesting attainment was used.

The January 22, 2007 valuation was used in determining values recognized under the 2007 Equity Plan.

54.                               Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

The Company advises that the purchase price paid by KLI to purchase the assets of Consonus, Inc. on May 31, 2005 was used to value the equity awards granted on May 31, 2005, June 30, 2005 and July 8, 2005. Expense is being recognized over time based on the vesting schedule and is valued at the date of the award as vesting was tied to continual service. The purchase price of the assets of Consonus, Inc. were used because it represented a price that a willing unrelated party was willing to pay and it was within 45 days of all the grants of the awards.

The Company advises that it engaged an independent third party valuation specialist to assist it in determining the fair value of CAC’s common stock. The “as of” dates for the valuation analyses were September 30, 2006 and December 31, 2006. With respect to each of these valuation dates, the valuation specialist recommended a “conclusion of value.”

The Company advises that fair value estimates do not include any specific adjustments to reflect discounts for lack of liquidity/marketability. A discount for lack of control was employed due to the fact that there was not a disproportionate return that accrued to controlling shareholders. A discount for lack of liquidity/marketability was not employed due to the relative short time periods between the valuation dates and the date of the anticipated liquidity event.

The Company also engaged a third-party valuation specialist to assist in determining the fair value of the CTI stock as of January 22, 2007. The valuation performed by the third-party valuation specialist was retrospective (final report issued in June 2007 as compared to a January 2007 valuation date) and utilized the income and market approaches. As part of their analyses, the specialist valued CTI on a minority, non-marketable basis. The discounted cash flow model method was assumed to include minority cash flows, so no minority discount was applied. The market approach yielded minority basis conclusions since it is based on the trading prices of individual shares of guideline company stock. Both approaches utilize a 5% discount for lack of marketability, which is based on the put option methodology. The third-party valuation specialist provided a report to CTI that included a valuation opinion.

Both approaches were assumed to yield minority value conclusions, so they utilized a marketability discount to bring both to a non-marketable basis.

55.                               As applicable, consider revising to include the following disclosures for equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•                                          For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggravated by month or quarter and the information presented as weighted-average per share amounts); and

•                                          Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

The Company respectfully submits that the information requested by the Staff that is material to an investor has been included in Notes H, I and N to the financial statements.

56.                               We note that your disclosure refers to a third-party valuation of your shares “at the time the equity was earned.” Such references require the identification of the valuation specialist and the expert’s consent pursuant to Rule 436(b) of Regulation C. Alternatively, you may remove the reference to the third-party valuation.

The Company has revised the disclosure to remove the reference to the third-party valuation in response to the Staff’s comment.

Audited Financial Statements of Strategic Technologies Inc.

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition, pages F-35 and F-36

57.                               We note your application of SAB 104 in recognizing all revenues. For each revenue line item presented in your statements of operations, tell us when you last assessed the possible applicability of SOP 97-2. Describe your consideration of each of the factors identified in the second footnote to SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination that software is incidental to your products.

The Company advises that it assesses the applicability of SOP 97-2 for each revenue line item presented in the statements of operations on an annual basis and has most recently assessed the applicability during the year-ended December 31, 2006. STI provides IT infrastructure services that include assessing, designing, planning, building, and supporting business systems for its customers’ entire computing environment. The Company’s service delivery typically begins with consulting and advisory services (“IT infrastructure services”), which includes assessing the client’s data center needs and designing a solution to meet these needs.

Once a solution has been designed, the Company resells and delivers the hardware necessary to implement the customers’ network and/or data center (“IT infrastructure solutions”). The IT solution primarily includes computing and networking hardware and may include software depending on the specific needs of the customer. However, the software is not a critical component of the overall IT environment design, delivery, and management services provided by the Company. The customer generally has the option of installing software itself after the computing equipment is delivered or requesting STI provide the service. STI does not develop or modify any software products.

Upon delivery of the solution, the Company will then provide data center management services (“Data center services”), which includes remote system administrative service focusing on the day-to-day activities required to keep the customer’s servers and network functioning. The data center services allow small and medium sized businesses the opportunity to outsource the administration of its IT environment and avoid the cost of employing a full time IT department. As part of these managed services, the Company provides first line technical support. Any further support would be provided by the vendor. As noted above, STI does not provide any software updates, enhancements, or upgrades at the time or subsequent to the delivery of its services.

The following summarizes the Company’s consideration of the guidance included in the second footnote to SOP 97-2 in connection with its annual assessment of the applicability of SOP 97-2:

(a) “Whether the software is a significant focus of the marketing effort or where the software is sold separately.”

The Company’s marketing strategy is primarily focused on the delivery of services that encompasses the customers’ entire IT lifecycle, including the IT environment design, building, and management phases. Strategic does not develop any software, but instead acts as a reseller of certain software products as part of providing customers with the overall customized IT environment services described above. Further, the Company does not generally sell software separately. As such, the Company concluded software is not a significant focus of the marketing effort.

(b) “Whether the vendor is providing postcontract customer support.”

As discussed in more detail above, small and medium sized businesses often prefer to outsource the administration of their IT environments in order to manage costs. To meet this outsourcing demand, the Company provides remote system administrative services and first line data center and network technical support as part of its data center managed services. STI does not provide any software updates, bug fixes, enhancements, or upgrades at the time or subsequent to the software license resale.

(c) “Whether the vendor incurs significant costs that are within the scope of FASB 86.”

STI does not develop or market software and, as such, does not incur or capitalize any costs that are within the scope of FASB 86.

Based on the consideration given to each of the SOP 97-2 criteria, the Company concluded that software is incidental to the customized IT infrastructure services provided by STI.

58.                               We note that you primarily resell products offered by your vendors. We also note that your contract with software and hardware vendors for support services which also appear to be resold to your customers (page F-37). Clarify whether resale revenue is recognized on a gross or net basis. Tell us how you considered each of the factors set forth in paragraphs 7-17 of EITF 99-19 in determining that your recognition model is appropriate.

The Company has analyzed the guidance in EITF 99-19 and concluded that revenues earned from the resale of products and maintenance support services should be recognized on a gross basis. The guidance outlined in EITF 99-19 acknowledges that there is inherent subjectivity involved in determining whether a transaction should be accounted for as gross versus net. The guidance states that the final determination requires judgment and depends on the facts and circumstances. The Company believes that its strategic advantage is its ability to analyze the product and related support needs of its customers. In connection with the design of a customized IT solution for its customer, the Company will resell hardware and software products and may also resell the vendors’ maintenance services in connection with the product sale. As part of these maintenance services, the Company will provide the first line support (e.g., the Company receives initial phone call and will perform initial troubleshooting). In such scenarios, the vendor will typically provide the second and third line support. Periodically, the Company will resell a maintenance contract in which its vendor is contractually required to perform all of the maintenance services over the period of the contract (“agent maintenance”). The fee charged to the customer is nonrefundable. The Company recognizes revenue based on the gross amount billed to the customer and records the related vendor cost of the maintenance as a cost of sale once the related hardware and software have been delivered.

The following summarizes the criteria outlined in EITF 99-19 and a summary of the evaluation by management:

Indicators of Gross Reporting

The Company is the Primary Obligor in the Arrangement

The Company is the primary obligor for the resale of products since it is primarily responsible for the fulfillment and acceptability of the products purchased from the vendor and resold to the customer. If the customer is not satisfied with a hardware and/or software solution purchased, the Company is responsible for resolving the issue. For the resale of maintenance services, the Company is also the primary obligor since the Company initially receives the troubleshooting phone call and provides the first line of support. The vendor is only contacted for second and third line support if the Company is unsuccessful in resolving the issue. Through individual customer consultation, the Company works with its customer to determine which type of maintenance arrangement best fits the customer’s need. This may include the Company providing the maintenance or purchasing a service contract for the customer from the vendor or another third party (e.g. agent maintenance), which is an indicator that the Company is the primary obligor. In situations where the vendor or a third party provides the service, the Company is not responsible for delivering the service associated with the agent maintenance agreements. The vendor assumes the risk and responsibility associated with the agent maintenance agreement and enters into a separate service agreement with the customer, which is an indicator that the primary obligor is the vendor. The fact pattern does not clearly point to either the vendor or the Company as the primary obligor to the customer and, as such, other factors in EITF 99-19 were analyzed.

The Company has General Inventory Risk

The Company generally does not bear inventory risk since it typically does not take title to the product before it is ordered by the customer. This criterion is not applicable to the support services sold by the Company.

The Company has Latitude in Establishing Price

The Company establishes and maintains the customer relationship. For all product and support services, the Company negotiates and has complete latitude in establishing a price directly with the customer regardless of the amount charged by the vendor.

The Company Changes the Product or Performs Part of the Service

The Company’s expertise includes the methodologies for the creation and support of IT  infrastructure architectures including servers, networks, systems management and security. The Company assists clients in the integration of a wide variety of technology solutions including business process automation, collaboration technologies, customer relationship management and supply chain management. The Company provides part of the service as evidenced through the value created from its customized IT solutions.

The Company has Discretion in Supplier Selection

The Company generally has latitude in selecting the hardware and software products needed to implement the customized solutions it has developed for its customers. Once the Company’s suggested business solution is agreed upon by the customer, the vendor of the selected software and/or hardware is generally the same vendor that the Company uses to provide the maintenance support services. The Company has the ability to sell the customer any of the agent maintenance agreements authorized by the vendor or provide the support service themselves. Therefore, the Company works with the customer to determine whether it would be more appropriate for the customer to obtain service directly from the vendor or from the Company, depending upon the product selection.

The Company is Involved in the Determination of Product or Service Specifications

As indicated above, the Company’s strategic advantage is its ability to analyze the product and related support needs of its customers. The Company designs and recommends a particular product and related maintenance service solution that best addresses the customer’s specifications and preferences. The value the Company provides its customer is not only through the sale of the product and services but through the consultations whereby the Company identifies a turn key solution that will provide its customers with a competitive advantage. To accomplish this, the Company identifies the appropriate hardware/software product and recommends the most appropriate maintenance support services.

The Company has Physical Loss Inventory Risk

The Company generally does not bear risk of physical inventory loss.

The Company has Credit Risk

The Company assumes all credit risk for all product sales and support services. The Company invoices all billings to the customer, collects the cash from the customer and is responsible for paying the vendor the amount owed for the contract, even if it has not collected from the customer.

Indicators of Net Reporting

The Supplier (not the Company) is the Primary Obligor in the Arrangement

Refer to the discussion above regarding the Company’s analysis of the primary obligor.

The Amount the Company Earns is Fixed

As noted above, the Company is responsible for establishing the price with the customer. The amount that the Company earns is dependent upon the amounts negotiated with the customer and is not a fixed dollar amount or a stated percentage per customer transaction.

The Supplier (and not the Company) has Credit Risk

As noted above, the Company assumes all of the credit risk associated with the sale. In addition, the Company is obligated to pay the vendor the amount owed, even if the customer does not pay Strategic for the services being provided by the vendor.

Conclusion

Based on a review of the authoritative guidance outlined in EITF 99-19, the Company concluded that revenues earned from the resale of products and support services should be reported on a gross basis since the Company is generally the primary obligor in the transaction, has latitude in establishing price, performs part of the service, has supplier discretion, is involved in the determination of the product and service specifications, and assumes credit risk.

In addition, the Company has concluded that the revenues from agent maintenance arrangements should be reported on a gross basis. The conclusions were based primarily on the fact that the Company has latitude in establishing the price directly with the customer, it is involved in determining the support specifications that the customer needs, and it assumes all of the credit risk associated with the sale.

Part II

Recent Sales

59.                               Please outline the procedural steps undertaken to comply with Section 3(a)(10) for the unregistered issuances.

To comply with Section 3(a)(10) of the Securities Act for the unregistered issuances, the Company submitted to the North Carolina Secretary of State’s office an application to exchange securities under Section 78A-30 of the North Carolina Securities Act. This statutory provision complies with Section 3(a)(10) and Staff Legal Bulletin No. 3, as acknowledged by the Staff in its January 13, 1999 no-action letter to Food Lion, Inc. As prescribed by the North Carolina Securities Act, the Company scheduled a fairness hearing with the Secretary of State’s office, and timely mailed a notice of that hearing to all holders of securities of Strategic Technologies, Inc. to be exchanged for the Company’s securities in the STI Merger (as defined in the Registration Statement), informing them of the material terms of the proposed exchange and of their right to appear at the hearing. Following the hearing, the Secretary of State issued an order approving the fairness of the transaction. After receiving this order, the parties closed the STI Merger, issuing the securities of the Company thereunder to the former security holders of Strategic Technologies, Inc. in reliance on the exemption from registration set forth in Section 3(a)(10).

Exhibits

60.                               Please ensure that you have filed all of the related party contracts and material debt agreements as exhibits to the registration statement.

The Company advises that it has filed all related party contracts with the Registration Statement.

The Company will file Exhibit 10.6 with Amendment No. 1 on a confidential basis, seeking redaction of certain price sensitive information contained therein.

The Amended and Restated Refinancing Agreement and all amendments in relation thereto between Avnet, Inc. and Strategic Technologies, Inc. will be filed as Exhibit 10.21 with Amendment No. 1.

The Company will also file certain material contracts between Strategic Technologies, Inc. and each of Sun Microsystems, Inc. and Symantec Corporation with Amendment No. 1 on a confidential basis, seeking redaction of certain price sensitive information contained therein, as referred to in the “Business” section under “Contracts.” Redacted versions of these agreements are Exhibits 10.22 and 10.23 respectively.

The Company will file the remaining exhibits in future amendments. The Company acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

The Company acknowledges the Staff’s response protocol. Supplemental material has been delivered to the attention of Maryse Mills-Apenteng under separate cover. The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter.

The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

•                                          Should the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Staff from taking any action with respect to the filing;

•                                          The action of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert this action as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Please contact the undersigned if you wish to discuss our responses to the comment letter.

Sincerely,

/s/Ian G. Putnam

Ian G. Putnam

cc:           Michael G. Shook, Chief Executive Officer, Consonus Technologies, Inc.

Randy Lewis, Wilson Sonsini Goodrich & Rosati, PC